SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS FOURTH QUARTER 2004 RESULTS

São Paulo, March 2, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the fourth quarter 2004 (4Q04). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law.

AmBev’s consolidated results are the sum of three business units:

  Brazil (comprised of the Brazilian Beer; Brazilian Carbonated Soft Drinks & Non-Alcoholic, Non-Carbonated Beverages (CSD & Nanc); and “Malt & By-Products Sales”);
  Hispanic Latin America (HILA) (comprising (i) AmBev’s average 54.8% economic stake in Quinsa and (ii) AmBev’s controlled franchises in Northern Latin America (“HILA – ex” operations)), and
  North America (represented by the operations of Labatt Brewing Company Limited (“Labatt”)).

Comparisons, unless otherwise stated, refer to the fourth quarter 2003 (4Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

FY2004 consolidated EBITDA reached R$4,537.3 (+47.7%), representing 22.2% organic growth and 25.5% growth through new investments.
4Q04 consolidated EBITDA achieved R$1.772.8 million; on a per share basis, 4Q04 EBITDA increased 15.4% to R$32.5.
Beer market share in Brazil achieved 68.1% in December, confirming recovery efforts carried out through 2004; EBITDA margin for Beer Brazil increased 240 basis points to 44.2%.
Brazil CSD & Nanc EBITDA margin further improved in relation to 3Q04, achieving a new benchmark of 32.4%.
EBITDA for HILA operations increased 33.7%, representing 10.3% of AmBev’s consolidated EBITDA in the 4Q04.
Labatt delivered EBITDA of R$425.2 million, in line with AmBev’s previous guidance of CAD$190 million.

Financial Highlights – AmBev Consolidated			%
R$ million	4Q04	4Q03	Change
Net revenues	4,503.6	2,809.9	60.3%
Gross profit	2,833.1	1,627.7	74.1%
EBIT	1,488.5	860.5	73.0%
EBITDA	1,772.8	1,066.6	66.2%
Net income	459.7	433.7	6.0%
No. of shares outstanding (millions)	54,627.4	37,912.6	44.1%
EPS (R$/000 shares)	8.42	11.44	-26.4%
EPS (US$/ADR)	0.30	0.39	-23.4%

Average exchange rates used for 4Q04 and 4Q03 were R$/US$2.78 and R$2.90/US$ respectively.
Per share calculation is based on outstanding shares (total existing shares excluding shares in treasury).
Values may not add up due to rounding.

Fourth Quarter 2004 Results March 2, 2005

Comments from AmBev Management

4Q04 results are quite meaningful for AmBev. First, the beer market share in Brazil achieved 68.1% in December, highlighting the merits of all AmBev people for the fantastic recovery carried out through 2004. Furthermore, EBITDA margin for the Brazilian Beer operation improved by 240 basis points, fulfilling the company’s commitment towards preserving profitability while recovering market share. In addition to beer results, CSD & Nanc operation improved margins beyond the record levels achieved in 3Q04, reaching 32.4%. Consequently, AmBev’s Brazil business unit delivered robust 25.3% EBITDA growth in 4Q04.

Nevertheless, accomplishments were not limited to Brazil. HILA and North America also contributed substantially to AmBev results. In the case of HILA, Quinsa continues to exceed budget targets and to come through with significant EBITDA growth; moreover, Northern Latin American operations provided important outcomes last quarter, namely the well executed launch of Brahma in Ecuador, which reached high teen levels of market share in a short period of time, Embodom results in the Dominican Republic ahead of AmBev business plan, and the positive EBITDA generated by CACN in Venezuela after sequential quarters of losses.

Finally, this was the first full quarter of Labatt results consolidated into AmBev. The integration process between the two companies is moving as expected, and the first results achieved are in line with AmBev’s previous guidance. We are enthusiastic about the opportunities and challenges brought by the Canadian beer market, and confident that Labatt will deliver the revenue targets and cost reduction initiatives disclosed in the Canadian business plan related to the Interbrew – AmBev deal.

2004 results reinforce our conviction on the merits of AmBev’s culture and strategy. Once again our company demonstrated the strength of its operations, laying solid ground to pursue further growth in 2005.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$4,503.6 million	Total: R$1,772.8 million

AmBev Brazil

Highlights Brazil R$million	Volume (000hl)	Net Revenues	Gross Profit	EBITDA
Beer	18,417	2,261.9	1,492.1	998.7
CSD & Nanc	5,963	454.8	208.0	147.2
Malt and By-products	n.m.	27.3	20.1	19.4
Total Brazil	24,379	2,744.1	1,720.1	1,165.3

Beer Brazil

Net Revenues

Net Revenues for Beer Brazil reached R$2,261.9 million, an increase of 16.7%. This improvement was the result of a 14.3% volume increase and a 2.1% change in revenues per hectoliter, which increased to R$122.8.

Highlights 4Q04
Beer Brazil

Volume	+14.3%
Net revenue	+16.7%
Net revenue/hl	+2.1%
EBITDA	+23.2%
EBITDA/hl	+7.8%
EBITDA margin	+3.9 p.p.
Market share (Dec/04)	+4.9 p.p.

Continued market share recovery contributed to the increase in sales volumes: AmBev’s market share reached 68.1% as of December 2004, compared to 63.2% in December 2003 (according to ACNielsen). This consistent recovery, achieved in a short period and at no expense to the company’s profitability, confirms the merits of AmBev’s core values and the quality and dedication of our employees and distributors. On top of the share increase, Brazil’s beer market volumes recovered by 9.8% in Q404, also according to ACNielsen data.

Net revenues per hectoliter increased to R$122.8 (up 2.1% versus Q403 and 2.1% compared to 3Q04). On a sequential basis, the increase was achieved through the successful implementation of a 5% average price repositioning at the end of December 2004 and an increased proportion of the sales mix attributed to higher margin direct distribution (4Q04: 44.3% X 3Q04: 40.7% X 4Q03: 38.1%). AmBev highlights that the magnitude of the previous mentioned price adjustment is absolutely in line with current inflation rates, confirming the company’s commitment to keep prices to consumers stable at real terms. It is also important to mention that AmBev’s market share in January 2005 decreased by only 30 basis points, to 67.8%. The company does not expect any significant decrease in the coming months.

Cost of Goods Sold (COGS)

COGS for the quarter amounted to R$769.9 million (an increase of 7.8%). COGS per HL was down by 5.7% to R$41.8

On a sequential basis, COGS per HL was down by 2.6%. This sequential decrease is a result of higher dilution of fixed costs due to higher sequential volumes, and a better exchange rate scenario. Those factors helped offset higher purchasing costs for aluminum cans and crown caps, as well as a higher share of cans in the sales mix, due to the increased relevance of supermarkets during summertime.

AmBev also highlights that, although the exchange rate for the Real in the 4Q04 appreciated significantly, the company was not able to fully capture such benefit, for it had previously locked-in foreign currency hedges for a substantial portion of its costs. Nevertheless, the effective rate for the quarter, at 2.87 Reais per US dollar was lower than those implied in the hedging instruments in both 3Q04 and 4Q03.

In addition, AmBev anticipates that it has fully hedged its foreign currency exposure in costs in Brazil for the fiscal year of 2005. The expected effective rates for each quarter are: 1Q05: 2.91; 2Q05: 2.98; 3Q05: 3.02; 4Q05: 3.11. The full-year implied average exchange rate is expected at 3.02, compared to 2.94 in 2004. Those rates are subject to changes in interest rates. Moreover, although current market exchange rates are lower than the ones implied in AmBev’s hedges, the company does not expect its EBITDA margin in Brazil to decrease in comparison to 2004.

Gross Profit

Gross profit for Beer Brazil increased by 21.9% to R$1,492.1 million. Gross margin was 66.0%, an increase of 280 points.

SG&A

SG&A for Beer Brazil were R$625.3 million for the quarter. The largest contributors to the 14.0% increase were direct distribution and general and administrative expenses.

Due to a higher share of direct distribution in the sales mix (4Q04: 44.3% versus 4Q03: 38.1%), direct distribution expenses increased by 19.4% to R$182.8 million. The expenses incurred in direct distribution are more than compensated by the resulting higher net sales in this channel.

Direct distribution expenses per HL decreased by 10.0%, primarily due to increased overall beer volumes in Brazil and the dilutive fixed cost impact of increased direct distribution volumes. On a sequential basis, direct distribution expenses per HL are down by 17.7%, also due to higher volumes.

Sales & marketing expenses increased by 7.4% to R$245.3 million, due to increased funds dedicated to advertisement and promotion activities. While this amount exceeds previous guidance of stable sales & marketing expenses (including Soft Drinks) during the quarter, AmBev utilized these funds to achieve a 68.1% market share in Dec 2004. In addition, despite the price increase in the second half of December 2004, AmBev’s market share in January decreased by only 30 basis points, a much smoother fluctuation than the ones experienced in previous years after price increases. This reinforces the effectiveness of investments in the equity of our brands, providing the appropriate support to assure their profitability in the long run.

Administrative expenses amounted to R$106.4 million, an increase of 21.8%. This amount includes provisions for the employees’ bonus for the results in fiscal year 2004, as well as the reversion in 4Q03 of 9 month cumulated provisions for the payment of the bonus, as there was no variable compensation in 2003.

SG&A depreciation increased by 14.0% to R$90.8 million, primarily due to the placement of new subzero coolers in 2004.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$866.8 million, an increase of 28.4%. EBIT margin was 38.3%, representing an expansion of 350 basis points

EBITDA for the segment was R$998.7 million, an improvement of 23.2%. EBITDA margin was up 230 basis points to 44.2%.

CSD & Nanc

Net Revenues

Net Revenues for CSD & Nanc increased 13.4% to R$454.8 million, and volumes were enhanced by 6.2% (a result of 15.0% growth in CSD and 4.5% decline in Nanc). The CSD segment maintained stable market share (Dec 04: 17.2%, Dec 03: 17.2%), while implementing an inflation-based increase in consumer prices.

Highlights 4Q04
CSD & Nanc

Volume	+6.2%
Net revenue	+13.4%
Net revenue/hl	+6.7%
EBITDA	+44.6%
EBITDA/hl	+36.1%
EBITDA margin	+7.0 p.p.
Market share CSD (Dec/04)	+1.0 p.p.

ACNielsen reports total CSD market volume growth of 4.9%. Net sales per HL increased 6.7% to R$76.3 year over year and decreased by 3.7% sequentially. The sequential change in sales is due to a higher share of 2-liter PET bottles in the sales mix, which have lower than average net sales per HL. That was an expected effect since the relevance of supermarkets increases in summertime.

COGS

COGS for the quarter increased 1.1% to R$246.9 million. COGS per HL decreased 4.8% to R$41.4. In a sequential basis, increase in volumes and the corresponding dilution of fixed costs, as well as a more favorable exchange rate for the Real compared to 3Q04, drove COGS per HL down by 2.5%. This more than offset increases in the cost of aluminum and crown caps.

As already mentioned in the beer section, AmBev was not able to fully benefit from the appreciation of the Real against the US dollar in the 4Q04, for the company had a substantial portion of its foreign currency exposure in costs in Brazil hedged at a higher level than market rates.

Gross Profit

Gross Profit increased by 32.5% to R$208.0 million; the gross margin expanded by 660 basis points to 45.7%.

SG&A

SG&A expenses increased 5.8% to R$97.7 million. The largest contributor to this increase was Sales & Marketing.

Direct distribution expenses decreased 2.0% to R$36.5 million. Although the proportion of the sales mix dedicated to direct distribution increased to 54.6% in Q404 (3Q04: 51.5%; 4Q03: 52.8%), the significant dilutive effect of higher volumes over fixed costs resulted in a 10.1% decrease of expenses per HL, which amounted to R$11.2. Direct distribution expenses per HL are down by 18.4% sequentially, also due to higher volumes.

Sales & marketing expenses increased by 17.5% to R$28.2 million. This expense level provides adequate support for the equity of our core portfolio brands, Guaraná Antarctica and Pepsi Cola, and is fundamental in order to maintain prices aligned with inflation. These investments also provide a platform upon which we expect to expand market share in the coming quarters. Moreover, they are financed through gross margin improvements, and do not affect our profitability.

Administrative expenses increased by 8.7% to R$3.7 million; the increase is due to the FY04 bonus payment provision.

Depreciation expenses were up 5.7% to R$29.4 million.

EBIT and EBITDA

EBIT for the CSD and NANC segment was R$110.2 million, an increase of 70.7%. EBIT margin was 24.2%, an expansion of 810 basis points.

EBITDA for the CSD and NANC segment was R$147.2 million, an increase of 44.6%. EBITDA margins expanded 700 basis points to 32.4%.

Malt & By-Product Sales

Sales of malt and by-products generated revenues of R$27.3 million, down 40.5%. The resulting EBIT and EBITDA were R$19.41 million (no depreciation is allocated to this operation), representing a decrease of 9.6%.

Hispanic Latin America – HILA

Note: The Company has broken out the HILA results by segment: Quinsa Beer, Quinsa Soft Drinks, HILA-ex Beer (ex-Quinsa) and HILA-ex Soft Drinks (ex-Quinsa). The following analysis presents Quinsa’s consolidated results in Brazilian GAAP, rather than its 54.8% contribution to AmBev’s operating results during 4Q04.

Highlights HILA R$million	Volume (000 hl)	Net Revenues	Gross Profit	EBITDA
Beer
Quinsa (1)	4,949	285.8	181.0	133.3
HILA-ex(2)	819	126.2	67.1	9.2
Soft Drinks
Quinsa(1)	2,149	90.5	35.2	17.0
HILA-ex(2)	1,004	106.0	51.0	22.8
Total HILA	8,922	608.5	334.4	182.3

(1)	Sales volume corresponds to Quinsa’s operations in full. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev’s proportional economic stake in Quinsa (54.8%).
(2)	Sales for Venezuela also include non-alcoholic malt beverages volume.

EBITDA for AmBev’s Hispanic Latin America business unit amounted to R$182.3 million, up 33.7% from the fourth quarter one year ago. Organic growth accounted for the 10.4% portion of the increase, while the 23.3% portion of the growth was due to new investments, including AmBev’s stake in Embodom in the Dominican Republic.

Overall, HILA contributed 10.3% to AmBev’s consolidated EBITDA in 4Q04.

AmBev’s 54.8% stake in Quinsa contributed R$150.3 (US$55.1 million); representing an increase of 16.2% from the same quarter one year ago. HILA-ex operations contributed R$32.0 million (US$11.9 million) to 4Q04 consolidated EBITDA; this substantial increase represents organic growth of 125.6% from the same quarter last year, plus the investment in the Dominican Republic.

Quinsa Beer

Quinsa Beer net sales totaled US$195.0 million for the quarter. Volumes during the same period were up 3.6% due to strong volume performance in Bolivia and Paraguay, offsetting softer volume performance in Argentina. Net sales per hectoliter were US$39.4, up 9.9%, partially explained by the successful implementation of price increases in Argentina and Paraguay.

Gross profit for Quinsa Beer operations amounted to US$125.0 million for the quarter, allowing for a gross margin expansion of 80 basis points to 64.1%. EBIT totaled US$78.7 million, driving the EBIT margin up 240 basis points to 40.3%, due in part to lower depreciation expenses in the quarter. EBITDA totaled US$93.2 million and EBITDA margin remained at 47.8%. EBITDA contribution to AmBev’s results totaled US$51.1 million.

Quinsa Soft Drinks

Quinsa Soft Drinks net sales totaled US$56.3 million for the quarter. Volumes were up 13.6% during the same period due to strong performance in both Argentina and Uruguay. Net sales per hectoliter increased by 4.8% to US$26.2.

Gross profit for Quinsa Soft Drinks amounted to US$19.4 million for the quarter, with gross margin down 50 basis points to 34.5%. EBIT totaled US$4.0 million, and EBIT margin decreased 430 basis points to 7.1%, due in part to higher sales and marketing expenses. EBITDA totaled US$7.3 million and EBITDA margin decreased 650 basis points to 12.9%. EBITDA contribution to AmBev’s results totaled US$4.0 million.

HILA-ex Beer1

HILA-ex Beer net sales increased 39.2%, totaling R$216.2 million (US$46.2 million). Beer volumes were up 47.2%, largely due to the successful launch of Brahma in Nicaragua and Ecuador. Substantial growth in Venezuela contributed an outstanding volume performance resulting in market gains thus achieving nearly 14% of total market share. Net sales per hectoliter were down 0.3% in dollar terms to US$56.4.

Cost of goods sold was up 28.5% to R$59.1 million (US$21.6 million), though COGS per hectoliter benefited from higher fixed cost dilution, and was down 7.6% in dollar terms to US$26.4.

Gross profit was up 50.3% to R$67.1 million (US$24.6 million), with gross margin rising 400 basis points to 53.3%. EBIT of -R$6.6 million (-US$2.3 million) was due in part to total depreciation expenses of R$15.8 million (US$5.8 million), which offset positive EBITDA. EBITDA was up 15.8% to R$9.2 million (US$3.5 million), though EBITDA margin decreased 110 basis points to 7.6% due to marketing expenses in Ecuador related to the launch of Brahma.

______________________
1 Ex-Quinsa.

HILA-ex Soft Drinks2

HILA-ex soft drinks net sales for the quarter increased substantially to R$106.0 million (US$38.7 million). Quarter-on-quarter comparables are the result of the timing of the Embodom investment in 1Q04 and the acquisition of Peruvian assets in 4Q03.

Cost of goods sold amounted to R$55.0 million (US$20.1 million), with COGS per hectoliter up 25.9% in dollar terms to US$20.0. This result can be attributed in part to higher COGS in the Dominican Republic than in Peru.

Gross profit amounted to R$51.0 million (US$18.6 million), with gross margin rising 2,150 basis points to 48.1% due to contribution of the highly profitable assets in the Dominican Republic. EBIT amounted to R$14.4 million (US$5.3 million) with EBIT margin of 13.6%. EBITDA amounted to R$22.8 million (US$8.4 million), with EBITDA margin of 21.7%.

______________________
2 Ex-Quinsa.

North America

Note: 4Q03 information has not been audited; the quarterly financial statements were prepared in Brazilian GAAP for comparison purposes.

As part of the InBev alliance, Labatt was merged into AmBev on August 27, 2004. The North American team, under the leadership of CEO Carlos Brito, has spent the last six months further evaluating the business and market beyond the due diligence. The findings are very encouraging and further support our decision to enter the Canadian beer industry.

The beer market in Canada is estimated at 21.7 million HL (as of 2004), of which the premium segment represents 18.9% in volumes and the value segment 20.3%. Statistics from the Brewers Association of Canada show that the beer industry has grown an average of 1.1% over the past five years. As of December 04 Labatt’s market share was of 41.9%, according to the company own estimates.

Labatt operates eight plants (as previously announced in Canada, Labatt’s New Westminster brewery will be closed in the first half of 2005, reducing to seven the number of plants and enhancing the company’s cost structure) with an extensive portfolio of brands, including Budweiser which is brewed under license. Budweiser is the number one and fastest growing mainstream brand in the country. Commercially speaking, Labatt is the second largest brewer in Canada, with the number one or two dominant market position right across the country. Labatt boasts a number of top brands in each respective segment, and the company consistently delivers solid operational results, giving AmBev the confidence to meet the current challenges facing the Canadian beer industry.

Based on analysis and experience, we see significant opportunity to create value at Labatt, leveraging the strategic imperatives that have underscored AmBev’s success in Brazil: culture and people, top line growth, operational excellence, obsessive cost reduction and streamlined efficiency. AmBev has a history of creating value and building market share in competitive environments similar to the Canadian market. AmBev’s focus is to ensure that the right strategy is in place to improve market share, compete with the value brands, achieve cost synergies and deliver the company’s revenue forecasts.

Net Revenues

For the fourth quarter, net sales in AmBev’s North American operations decreased by 4.6% to CAD$504.9 million (R$1,151.0 million). Consolidated volumes were down by 4.5% and domestic volumes were down by 3.4%.

Labatt’s December 2004 market share decreased to 41.9% compared to 43.1% in the same period in the prior year, but increased by 90 basis points from the September 2004 level of 41.0%. Labatt Blue and Budweiser, the company’s core mainstream brands, represented stable market share during the quarter. Another reason for the lower volumes in 4Q04 was the fact that, during 3Q03, the Montreal strike caused points-of-sale to have a product shortage. Stocks were replenished during 4Q03, therefore, volumes were abnormally high during that quarter.

Our Canadian team is working at full speed to implement AmBev’s proven pricing strategy and expertise, including the building of a robust information system to support advanced revenue management initiatives. This will provide a comprehensive synopsis of the current market structure, pricing trends and consumer purchase patterns. In January 2005, Labatt increased pricing of Lucky Lager, the company’s largest value brand, in order to protect the brand equity and improve general pricing environment. Below we provide summary of the most relevant impacts on net sales.

  Domestic revenues per HL decreased slightly to CAD$206.5, down 0.2% in relation to 4Q03, and down by 2.6% compared to September 2004. This can be attributed to changes in AmBev’s regional mix of sales.

  Labatt discontinued a co-packing arrangement with a US brewery during the year. The reduction of volumes produced under contract was approximately 93,800 HL. Co-packing agreements represented 18.9% of export volume in 4Q03. Exports of Labatt brands to the US increased by 10.2% .

  Revenues per HL for the export segment was down 9.4% to CAD$61.4; on a sequential basis net sales per HL for the export segment down 6.7%. This decrease is solely attributed to the appreciation of the Canadian dollar foreign exchange rates.

COGS

COGS was down 11.9% to CAD$162.8 million (R$372.5 million), and COGS per HL decreased by 7.6% to CAD$58.7. COGS in 2003 were inflated by the flow through of costs associated with the Montreal strike. In addition, continued focus and improvement in procurement practices resulted in the reduction of per unit pricing of many major materials, in particular malt.

Gross profit

Gross profit decreased by 0.7% to CAD$342.0 million (R$778.6 million); however, profitability increased as gross margin expanded by 260 basis points to 67.7%.

SG&A

SG&A expenses for the North American segment were down 3.6% to CAD$182.8 million (R$417.6 million). This reflects the company’s efforts to reduce non-strategic costs, particularly administrative expenses, which were down 20.1%, representing an upside of CAD$8.2 million.

As previously announced, an administrative headcount reduction at Labatt eliminated 240 salaried positions. The company accrued CAD$78.4 million severance cost provision as a non-operating expense. The funding of the cash disbursement is expected to come through in the first half of 2005.

EBIT and EBITDA

EBIT increased 2.8% to CAD$159.2 million (R$360.1 million) and the EBIT margin expanded by 230 basis points to 31.5%. EBITDA was up 4.0% to CAD$187.3 million (R$425.2 million), in line with AmBev guidance. The EBITDA margin improved by 300 basis points to 37.1%.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s operations in Brazil, HILA and North America result in our consolidated financial statements.

Net Revenues

Consolidated net revenues reached R$4,503.6 million in the quarter, 60.3% higher than 4Q03 Brazilian operations contributed R$2,744.1 million, approximately 61% of total consolidated revenues, increasing by 15.1%. HILA’s net revenues increased by 43.2%, reaching R$608.5 million and contributing 13% to consolidated net revenues. The North America business unit contributed R$1,151.0 million, or 26% of consolidated net revenues.

Net revenues for the Brazilian operations benefited from both the Beer and CSD & Nanc segments. Beer Brazil’s good performance (+16.7%) was mainly due to (i) market share recovery (68.1% in December); (ii) market expansion (+9.8%, according to ACNielsen) and (iii) an increase in revenue per hectoliter to R$122.8 (+2.1%). In the CSD and Nanc segment, stable market share at 17.2% (Dec/04), combined with market expansion (+4.9%, according to ACNielsen) and higher revenue per hectoliter of R$76.3 (+6.7%) led to a 13.4% increase in net revenues.

In the HILA business unit, net sales increased by 43.2% to R$608.5 million, as a result of a 21.1% increase in Quinsa’s net sales to R$376.2 million and a 103.2% increase in HILA-ex net revenues to R$232.3 million.

Quinsa Beer net revenues were up 13.9% to US$195.0 million due mainly to strong volume performance in Bolivia and Paraguay combined with higher net revenues per HL of US$39.4 (+9.9%). Quinsa CSD and Nanc operations increased net revenues by 19.1% to US$56.3 million as a result of strong performance in Argentina and Uruguay, and increased net revenues per HL of US$26.2 (+4.8%).

HILA-ex Beer operations increased volumes by 47.2%, highlighting the successful launch of the Brahma brand in Ecuador and Nicaragua, combined with market share gains and market growth in Venezuela. The volume performance more than offset a slight decrease of 0.3% in US$ net revenues per HL. Net revenues for the HILA-ex Soft Drink operations (ex-Quinsa) substantially increased to US$38.7 million, to which a major contributor was AmBev’s investment in Embodom.

Net revenues in the North America operations decreased by 4.6% due to a combination of factors, of which the main ones are: (i) a decrease of 3.4% in domestic volumes; (ii) a slight decrease of 0.2% in domestic net revenues per HL, due to changes in AmBev’s regional mix of sales; and (iii) a 9.5% decrease in exports volumes as a result of discontinuing co-packing agreements.

Net Revenues
	4Q04		4Q03		% Change

	R$ millions	% Total	R$ millions	% Total
Brazil Operations	2,744.1	60.9%	2,384.9	84.9%	15.1%
Beer Brazil	2,261.9	50.2%	1,937.9	69.0%	16.7%
CSD & Nanc Brazil	454.8	10.1%	401.1	14.3%	13.4%
Other Brazil	27.3	0.6%	45.9	1.6%	-40.5%
HILA	608.5	13.5%	425.0	15.1%	43.2%
Quinsa	376.2	8.4%	310.7	11.1%	21.1%
HILA-ex	232.3	5.2%	114.3	4.1%	103.2%
North America	1,151.0	25.6%	-	-	-

Consolidated	4,503.6	100.0%	2,809.9	100.0%	60.3%

Values may not add up due to rounding.

Cost of Goods Sold (COGS)

Consolidated cost of goods sold (COGS) totaled R$1,670.6 million in the quarter (+41.3%). Excluding depreciation (R$121.9 million), consolidated cash COGS amounted to R$1,548.7 million (+41.6%). Consolidated COGS per hectoliter increased by 11.5%, reaching R$50.8 (4Q03: R$45.6).

In the Brazilian operations, COGS totaled R$1,024.0 million (4Q03: R$985.9 million), or R$42.0 per HL. (4Q03: R$45.4), accounting for 61% of AmBev’s consolidated COGS. COGS per hectoliter declined by 7.4% when compared to 4Q03, and by 5.8 % on a sequential basis, mainly reflecting the greater dilution of fixed operating costs in both Beer and CSD & Nanc segments, as well as a more favorable currency scenario (although AmBev did not fully benefit from the appreciation of the exchange rate for the Real, as the company had previously locked-in foreign currency hedges for a substantial portion of its costs), which offset higher aluminum cans and crown caps costs.

In HILA, COGS totaled R$274.1 million, up 39.6% against 4Q03, mainly due to the operations’ organic growth, AmBev’s greater economic stake in Quinsa and the investment in Embodom. COGS per hectoliter increased by 7.5%, totaling R$58.5 (4Q03: R$54.4). HILA’s COGS accounted for 16% of AmBev’s consolidated COGS.

In North America, COGS totaled R$372.5 million, or R$134.2 per hectoliter, accounting for 22% of AmBev’s consolidated COGS.

Cost Breakdown R$ millions	4Q04	4Q03	% Change
Brazilian Operations
Raw Material	297.3	284.4	4.5%
Packaging	500.6	464.2	7.9%
Labor	55.2	53.2	3.7%
Depreciation	48.8	65.4	-25.4%
Other	122.1	118.7	2.9%
Total - Brazilian Operations	1,024.0	985.9	3.9%
Cost of Goods Sold Excluding Depreciation (Brazil)	975.2	920.4	5.9%

HILA Operations	274.1	196.4	39.6%
North America Operations	372.5	n.a.	n.m.
TOTAL - AmBev Consolidated	1,670.6	1,182.2	41.3%

Values may not add due to rounding. COGS for HILA Operations are based on a proportional consolidation of Quinsa operations, plus Venezuela,
Guatemala, Dominican Republic, Peru and Ecuador. COGS for North America Operations refers to labatt business.

Cost Breakdown R$/hl	4Q04	4Q03	% Change
Brazilian Operations
Raw Material	12.2	13.1	-6.8%
Packaging	20.5	21.4	-3.9%
Labor	2.3	2.4	-7.6%
Depreciation	2.0	3.0	-33.5%
Other	5.0	5.5	-8.3%
Total - Brazilian Operations	42.0	45.4	-7.4%
Cost of Goods Sold Excluding Depreciation (Brazil)	40.0	42.4	-5.6%

HILA Operations	48.0	46.7	2.6%
North America Operations	134.2	n.a.	n.m.
TOTAL - AmBev Consolidated	50.8	45.6	11.5%

Values may not add due to rounding. COGS per hi for HILA Operations are based on a proportional consolidation of Quinsa operations, plus
Venezuela, Guatemala, Dominican Republic, Peru and Ecuador. COGS per hi for North America Operations refers to labatt business.

Gross Profit

The table below outlines gross profit breakdown by business unit, as well as respective margins and growth.

Gross Profit
	4Q04			4Q03			%Change

	R$ millions	%Total	Margin	R$ millions	% Total	Margin
Brazil Operations	1,720.1	60.7%	62.7%	1,399.0	86.0%	58.7%	23.0%
Beer Brazil	1,492.1	52.7%	66.0%	1,223.7	75.2%	63.1%	21.9%
CSD & Nanc Brazil	208.0	7.3%	45.7%	157.0	9.6%	39.1%	32.5%
Other Brazil	20.1	0.7%	73.6%	18.4	1.1%	40.1%	9.2%
HILA	334.4	11.8%	55.0%	228.7	14.0%	53.8%	46.2%
Quinsa	216.2	7.6%	57.5%	177.7	10.9%	57.2%	21.7%
HILA-ex	118.2	4.2%	50.9%	51.0	3.1%	44.6%	131.8%
North America	778.6	27.5%	67.6%	-	-	0.0%	-

Consolidated	2,833.1	100.0%	62.9%	1,627.7	100.0%	57.9%	74.1%

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses totaled R$1,344.5 million (+75.2%). These expenses are comprised of (i) sales and marketing expenses of R$697.9 million (+109.4%); (ii) direct distribution expenses of R$264.2 million (+31.3%); (iii) general and administrative expenses of R$220.1 million (+91.3%) and (iv) depreciation and amortization of R$162.3 million (+37.8%).

Selling, general and administrative expenses for the Brazilian operations accounted for 54% of consolidated expenses, amounting to R$723.7 million (+12.8%). The increase in direct distribution and general and administrative expenses for Beer Brazil, combined with the increase in sales and marketing expenses for Brazil CSD & Nanc, were the main factors driving operating expenses.

Sales and marketing expenses for the Brazilian operations totaled R$273.4 million (+8.3%). The increase in these expenses is related not only to higher advertising expenditures in the beer segment, but also to trade marketing programs aimed at improving our service and relationship with the points of sale. As a consequence of such investments, we continued our consistent trend of market share recovery, reaching 68.1% in December. Direct distribution expenses in Brazil, totaled R$219.3 million (+15.2%), allowing us to reach 46.8% of the volume sold (4Q03: 41.9%), while general and administrative expenses totaled R$110.8 million (+21.1%). Depreciation and amortization for the Brazilian operations totaled R$120.1 million (+11.9%). The increase of depreciation and amortization expenses is related to the expansion of our direct distribution network and a greater number of sub-zero coolers installed at strategic points of sale.

In the HILA business unit, selling, general and administrative expenses represented 15% of consolidated expenses in the quarter, totaling R$203.2 million (+61.8%). In this business unit, the expenses breakdown was the following: (i) sales and marketing expenses of R$116.4 million (+44.0%); (ii) general and administrative expenses of R$34.9 million (+48.1%); (iii) direct distribution expenses of R$24.4 million (+125.2%) and (iv) depreciation of R$27.5 million (+164.8%).

Selling, general and administrative expenses for the North America business unit accounted for 31% of consolidated expenses in the quarter, totaling R$417.6 million. Such expenses are comprised of: (i) sales and marketing expenses of R$308.0 million; (ii) general and administrative expenses of R$74.4 million; (iii) direct distribution expenses of R$20.5 million; and (iv) depreciation of R$14.6 million.

EBIT and EBITDA

The tables below outline EBIT and EBITDA breakdown by business unit, as well as respective margins and growth.

EBIT
	4Q04			4Q03			%Change

	R$ millions	%Total	Margin	R$ millions	% Total	Margin
Brazil Operations	996.4	66.9%	36.3%	757.4	88.0%	31.8%	31.5%
Beer Brazil	866.8	58.2%	38.3%	675.1	78.5%	34.8%	28.4%
CSD & Nanc Brazil	110.2	7.4%	24.2%	64.6	7.5%	16.1%	70.7%
Other Brazil	19.4	1.3%	71.2%	17.7	2.1%	38.6%	9.6%
HILA	131.2	8.8%	21.6%	103.0	12.0%	24.2%	27.3%
Quinsa	123.4	8.3%	32.8%	100.2	11.6%	32.2%	23.2%
HILA-ex	7.7	0.5%	3.3%	2.9	0.3%	2.5%	168.6%
North America	361.0	24.3%	31.4%	-	-	0.0%	-

Consolidated	1,488.5	100.0%	33.1%	860.5	100.0%	30.6%	73.0%

EBITDA
	4Q04			4Q03			%Change

	R$ millions	%Total	Margin	R$ millions	% Total	Margin
Brazil Operations	1,165.3	65.7%	42.5%	930.2	87.2%	39.0%	25.3%
Beer Brazil	998.7	56.3%	44.2%	810.7	76.0%	41.8%	23.2%
CSD & Nanc Brazil	147.2	8.3%	32.4%	101.8	9.5%	25.4%	44.6%
Other Brazil	19.4	1.1%	71.2%	17.7	1.7%	38.6%	9.6%
HILA	182.3	10.3%	30.0%	136.3	12.8%	32.1%	33.7%
Quinsa	150.3	8.5%	39.9%	129.3	12.1%	41.6%	16.2%
HILA-ex	32.0	1.8%	13.8%	7.0	0.7%	6.1%	355.2%
North America	425.2	24.0%	36.9%	-	-	0.0%	-

Consolidated	1,772.8	100.0%	39.4%	1,066.6	100.0%	38.0%	66.2%

Provisions for Contingencies

Provisions for contingencies in the 4Q04 amounted to R$183.0 million. The major impacts were Labor (R$128.6 million) and Fiscal (R$39.0 million) provisions accrued in Brazilian Operations (total provision for Brazilian Operations: R$182.7 million). HILA and North America together acummulated R$0.3 million of provisions.

Other Operating Income and Expenses

The net result in the 4Q04 for Other Operating Income and Expenses was a loss of R$103.6 million. The major impacts were:

  Exchange rate gains on foreign investments: R$156.1 million

  Equity gains related to fiscal incentives in Brazil: R$89.4 million

  Goodwill amortization related to the merger of Labatt into AmBev: R$266.6 million

  Goodwill amortization related to Latin American (including Brazil) Operations: R$ 54.4million

  PIS/COFINS charged on financial income: R$15.8 million

Financial Result

The financial result for the 4Q04 was R$220.6 million negative. As AmBev performs a number of hedging transactions to have debt exposure to foreign exchange rate variations fully protected, the company’s financial result is subject to significant volatility.

AmBev’s hedging instruments involve cash investments in U.S. dollar-linked assets, as well as swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lowest between market value and accrual basis.

Below are the main lines for the Brazilian Operations’ financial result:

Breakdown of Net Financial Result - AmBev Consolidated
R$ 000	4Q04	4Q03
Financial income
Financial income on cash and cash equivalents	23,797.7	77,621.4
Foreign exchange gains (losses) on assets	(41,643.0)	(6,888.1)
Net gains from derivative instruments	(42,911.7)	(61,476.9)
Interest on taxes, contributions and judicial deposits	(13,112.7)	8,515.4
Other	12,771.6	30,918.6
Total - AmBev Brazil	(61,098.0)	48,690.4

Financial expense
Interest expense on local currency debt	26,074.1	29,036.9
Interest expense on foreign currency debt	78,442.9	102,340.5
Foreign exchange gains (losses) on debt	(240,906.2)	(477.7)
Taxes on financial transactions	37,042.9	27,472.0
Net losses from derivative instruments	168,207.5	46,432.0
Other	35,508.1	28,595.8
Total - AmBev Brazil	104,369.3	233,399.5
Net Financial Result - Brazilian Operations	(165,467.3)	(184,709.1)

Net Financial Result - International Operations(1)	(55,125.0)	(19,578.3)
Net Financial Result - AmBev Consolidated	(220,592.3)	(204,287.4)

(1) International Operations refer to HILA and North America business units.

The following tables present details on the company’s debt profile:

Debt Position – Brazil
December 2004	Local	Foreign
R$ million	Currency	Currency	Total
Short-Term Debt	503.2	450.4	953.6
Long-Term Debt	497.7	2,725.1	3,222.8
Total	1,000.9	3,175.5	4,176.4

Cash and Marketable Securities(1)			1,158.4
Net Debt			3,018.0

Debt Position – AmBev Consolidated
December 2004	Local	Foreign
R$ million	Currency	Currency	Total
Short-Term Debt	503.2	2,939.9	3,443.1
Long-Term Debt	497.7	3,869.9	4,367.6
Total	1,000.9	6,809.8	7,810.7

Cash and Marketable Securities(1)			1,505.4
Net Debt			6,305.3

Non-Operating Income and Expenses

The net result of Non Operating Income and Expenses in the 4Q04 was a loss of R$186.7 million. The main driver for this result was the provision for severance costs in Canada (R$198.7 million) related to both the administrative restructuring as well as the closure of New Westminster brewery.

Income Tax and Social Contribution

The provision for income tax and social contribution in the 4Q04 was of R$280.6 million. As anticipated by AmBev, the increased shareholders equity after the Labatt deal provided for a significantly higher fiscal benefit related to interest on own capital (4Q04: R$129.6 million X 4Q03: R$35.9 million). The following table provides the reconciliation for the income tax and social contribution provision.

Income Tax and Social Contribution - AmBev Consolidated	4Q04
R$ million
Net income before taxes and profit sharing	799.7
Provision for Profit Sharing & Bonuses	(60.2)
Net income before income tax, social contribution and minorities	739.5
Income tax and social contribution at nominal tax rate (34%)	(251.4)
Interest on own capital	129.6
Equity gains from subsidiaries	30.4
Deduction of fiscal incentives from income tax	(33.3)
Losses in exclusive investment funds	(39.5)
Effect of non-deductibility of Labatt's goodwill amortization	(93.3)
Others, Net	(23.0)
Total income taxes and social contribution expenses	(280.6)
Effective Income tax and social contribution rate	37.9%

Profit Sharing and Contributions

AmBev booked R$60.2 million in the 4Q04 related to employees profit sharing. As the company delivered on its profit targets in 2004, employees will receive a bonus for performance (not paid in 2003, when AmBev did not meet its targets).

Minority Interest

Minority stakes in AmBev subsidiaries in 4Q04 booked a loss of R$0.8 million.

Net Income

Net income in 4Q04 increased 6.0% to R$459.7 million. Net income per share achieved R$8.42, decreasing 26.4%. Notwithstanding the decrease in net income per share, caused by numerous non-operating or other operating charges (such as the one-off provision for severance costs in Canada and goodwill amortization), the company highlights a significant improvement in operations, demonstrated by a 15.4% increase in EBITDA per share, which reached R$32.5.

RECENT DEVELOPMENTS

Dividends and Interest on Own Capital

On January 7, 2005, AmBev’s Board of Directors approved the payment of interest on the own capital, at the gross amount of R$9.6800 per lot of thousand common shares and R$10.6480 per lot of thousand preferred shares. The Board of Directors also approved the payment of supplementary dividends to be imputed in mandatory minimum dividends of the year of 2004, at the amount of R$7.3600 per lot of thousand common shares and R$8.0960 per lot of thousand preferred shares.

Mandatory Tender Offer for AmBev Common Shares

On February 14, 2005, the Securities and Exchange Commission of Brazil (CVM) authorized the registration of the Public Tender Offer for Common (PTO) issued by the Company under the terms of the Article 29 of the CVM Instruction 361/02. The PTO, which shall be carried out on March 29, 2005, shall have the following characteristics:

(a) Offeror: InBev AS/NV;

(b) Shares Object of the Offer:

(i) up to 100% of the outstanding common shares on the date of the auction, which totaled, on December 31,2004, 3,577,208,360 shares, or 15.2% of the voting capital and 6.3% of the Company’s total capital;

(ii) up to 67,730,600 common shares of the Company owned by Companhia Brasileira de Bebidas, a wholly owned subsidiary of AmBev, which accounted for, on December 31, 2004, 0.3% of the voting capital and 0.1% of the Company’s total capital;

(iii) up to 6,006,448 common shares owned by AmBev’s management, which accounted for, on December 31, 2004, 0.02% of the voting capital and 0.1% of the Company’s total capital.

(c) Offer Price: The acquisition price for the Common Shares tendered at the Auction will be paid in one of the following manners, at the option of each tendering Common Shareholder, subject to certain conditions set forth in the formal Bid Invitation, available at AmBev’s (www.ambev-ir.com) and CVM’s (www.cvm.gov.br) websites:

(i) payment in common shares of InBev, in the proportion of 13.827166 common shares of InBev 1,000 common shares of AmBev;

(ii) payment in cash, in Brazilian Reais, corresponding to 353.28 Euros, convertible into US dollars and then into Brazilian Reais, under the terms defined in the Public Tender Offer Notice.

Details regarding the settlement of the auction are provided in the formal Bid Invitation, available at AmBev’s (www.ambev-ir.com) and CVM’s (www.cvm.gov.br) websites.

4Q04 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito
Executive Officer for North America
Luiz Fernando Edmond
General Executive Officer for Latin America
Juan Vergara
Executive Officer for Hispanic Latin America
João Castro Neves
CFO and Investor Relations Officer

Date	March 3, 2005 (Thursday)

Time	9.00 am (US ET)
11.00 am (São Paulo Time)

Numbers	US / International Participants	(+1) 973-935-8511
	Toll Free – Brazil Participants	0800-891-3951
	Toll Free – UK Participants	0800-032-3836
	Conference Call ID	AmBev or 5750705

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	4Q04	4Q03%		4Q04	4Q03%		4Q04	4Q03%		4Q04	4Q03%
Volumes (000 hl)	18,417	16,117	14.3%	5,963	5,612	6.2%				24,379	21,729	12.2%
R$ million
Net Sales	2,261.9	1,937.9	16.7%	454.8	401.1	13.4%	27.3	45.9	-40.5%	2,744.1	2,384.9	15.1%
COGS	(769.9)	(714.2)	7.8%	(246.9)	(244.1)	1.1%	(7.2)	(27.5)	-73.8%	(1,024.0)	(985.9)	3.9%
Gross Profit	1,492.1	1,223.7	21.9%	208.0	157.0	32.5%	20.1	18.4	9.2%	1,720.1	1,399.0	23.0%
SG&A	(625.3)	(548.5)	14.0%	(97.7)	(92.4)	5.8%	(0.7)	(0.7)	-2.0%	(723.7)	(641.6)	12.8%
EBIT	866.8	675.1	28.4%	110.2	64.6	70.7%	19.4	17.7	9.6%	996.4	757.4	31.5%
Depr. & Amort.	(131.9)	(135.6)	-2.7%	(37.0)	(37.3)	-0.6%	0.0	0.0	n.m.	(169.0)	(172.8)	-2.2%
EBITDA	998.7	810.7	23.2%	147.2	101.8	44.6%	19.4	17.7	9.6%	1,165.3	930.2	25.3%
% of Total EBITDA	56.3%	76.0%		8.3%	9.5%		1.1%	1.7%		65.7%	87.2%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-34.0%	-36.9%		-54.3%	-60.9%		-26.4%	-59.9%		-37.3%	-41.3%
Gross Profit	66.0%	63.1%		45.7%	39.1%		73.6%	40.1%		62.7%	58.7%
SG&A	-27.6%	-28.3%		-21.5%	-23.0%		-2.4%	-1.5%		-26.4%	-26.9%
EBIT	38.3%	34.8%		24.2%	16.1%		71.2%	38.6%		36.3%	31.8%
Depr. & Amort.	-5.8%	-7.0%		-8.1%	-9.3%		0.0%	0.0%		-6.2%	-7.2%
EBITDA	44.2%	41.8%		32.4%	25.4%		71.2%	38.6%		42.5%	39.0%

Per Hectoliter (R$/hl)
Net Sales	122.8	120.2	2.1%	76.3	71.5	6.7%				112.6	109.8	2.6%
COGS	(41.8)	(44.3)	-5.7%	(41.4)	(43.5)	-4.8%				(42.0)	(45.4)	-7.4%
Gross Profit	81.0	75.9	6.7%	34.9	28.0	24.7%				70.6	64.4	9.6%
SG&A	(34.0)	(34.0)	-0.2%	(16.4)	(16.5)	-0.4%				(29.7)	(29.5)	0.5%
EBIT	47.1	41.9	12.4%	18.5	11.5	60.6%				40.9	34.9	17.2%
Depr. & Amort.	(7.2)	(8.4)	-14.8%	(6.2)	(6.6)	-6.5%				(6.9)	(8.0)	-12.9%
EBITDA	54.2	50.3	7.8%	24.7	18.1	36.1%				47.8	42.8	11.7%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD &. Nanc and Others segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	4Q04	4Q03%		4Q04	4Q03%		4Q04	4Q03%
Volumes (000 hl)	5,713	4,201	36.0%	2,776	n.a.	n.m.	32,869	25,930	26.8%
R$ million
Net Sales	608.5	425.0	43.2%	1,151.0	n.a.	n.m.	4,503.6	2,809.9	60.3%
COGS	(274.1)	(196.4)	39.6%	(372.5)	n.a.	n.m.	(1,670.6)	(1,182.2)	41.3%
Gross Profit	334.4	228.7	46.2%	778.6	n.a.	n.m.	2,833.1	1,627.7	74.1%
SG&A	(203.2)	(125.6)	61.8%	(417.6)	n.a.	n.m.	(1,344.5)	(767.2)	75.2%
EBIT	131.2	103.0	27.3%	361.0	n.a.	n.m.	1,488.5	860.5	73.0%
Depr. & Amort.	(51.1)	(33.3)	53.6%	(64.2)	n.a.	n.m.	(284.3)	(206.1)	37.9%
EBITDA	182.3	136.3	33.7%	425.2	n.a.	n.m.	1,772.8	1,066.6	66.2%
% of Total EBITDA	10.3%	12.8%		24.0%	n.m.		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.a.		100.0%	100.0%
COGS	-45.0%	-46.2%		-32.4%	n.a.		-37.1%	-42.1%
Gross Profit	55.0%	53.8%		67.6%	n.a.		62.9%	57.9%
SG&A	-33.4%	-29.6%		-36.3%	n.a.		-29.9%	-27.3%
EBIT	21.6%	24.2%		31.4%	n.a.		33.1%	30.6%
Depr. & Amort.	-8.4%	-7.8%		-5.6%	n.a.		-6.3%	-7.3%
EBITDA	30.0%	32.1%		36.9%	n.a.		39.4%	38.0%
Per Hectoliter (R$/hl)
Net Sales	106.5	101.2	5.3%	414.6	n.a.	n.m.	137.0	108.4	26.4%
COGS	(48.0)	(46.7)	2.6%	(134.2)	n.a.	n.m.	(50.8)	(45.6)	11.5%
Gross Profit	58.5	54.4	7.5%	280.4	n.a.	n.m.	86.2	62.8	37.3%
SG&A	(35.6)	(29.9)	19.0%	(150.4)	n.a.	n.m.	(40.9)	(29.6)	38.2%
EBIT	23.0	24.5	-6.4%	130.0	n.a.	n.m.	45.3	33.2	36.5%
Depr. & Amort.	(8.9)	(7.9)	12.9%	(23.1)	n.a.	n.m.	(8.6)	(7.9)	8.8%
EBITDA	31.9	32.5	-1.7%	153.1	n.a.	n.m.	53.9	41.1	31.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD &. Nanc and Others segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Volumes (000 hl)	57,777	55,260	4.6%	19,108	18,798	1.6%				76,885	74,058	3.8%
R$ million
Net Sales	6,907.4	6,114.6	13.0%	1,462.8	1,332.1	9.8%	155.8	190.9	-18.4%	8,525.9	7,637.7	11.6%
COGS	(2,467.0)	(2,503.6)	-1.5%	(820.5)	(887.3)	-7.5%	(81.1)	(118.6)	-31.6%	(3,368.6)	(3,509.4)	-4.0%
Gross Profit	4,440.3	3,611.0	23.0%	642.2	444.9	44.4%	74.7	72.3	3.3%	5,157.3	4,128.3	24.9%
SG&A	(2,058.0)	(1,624.1)	26.7%	(355.8)	(330.8)	7.5%	(2.9)	(2.6)	11.4%	(2,416.8)	(1,957.5)	23.5%
EBIT	2,382.3	1,987.0	19.9%	286.4	114.0	151.2%	71.8	69.7	3.0%	2,740.5	2,170.7	26.3%
Depr. & Amort.	(518.1)	(513.0)	1.0%	(142.7)	(131.8)	8.2%	0.0	0.0	n.m.	(660.8)	(644.8)	2.5%
EBITDA	2,900.4	2,500.0	16.0%	429.1	245.9	74.5%	71.8	69.7	3.0%	3,401.3	2,815.6	20.8%
% of Total EBITDA	63.9%	81.4%		9.5%	8.0%		1.6%	2.3%		75.0%	91.6%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.7%	-40.9%		-56.1%	-66.6%		-52.0%	-62.1%		-39.5%	-45.9%
Gross Profit	64.3%	59.1%		43.9%	33.4%		48.0%	37.9%		60.5%	54.1%
SG&A	-29.8%	-26.6%		-24.3%	-24.8%		-1.9%	-1.4%		-28.3%	-25.6%
EBIT	34.5%	32.5%		19.6%	8.6%		46.1%	36.5%		32.1%	28.4%
Depr. & Amort.	-7.5%	-8.4%		-9.8%	-9.9%		0.0%	0.0%		-7.8%	-8.4%
EBITDA	42.0%	40.9%		29.3%	18.5%		46.1%	36.5%		39.9%	36.9%

Per Hectoliter (R$/hl)
Net Sales	119.6	110.7	8.0%	76.6	70.9	8.0%				110.9	103.1	7.5%
COGS	(42.7)	(45.3)	-5.8%	(42.9)	(47.2)	-9.0%				(43.8)	(47.4)	-7.5%
Gross Profit	76.9	65.3	17.6%	33.6	23.7	42.0%				67.1	55.7	20.3%
SG&A	(35.6)	(29.4)	21.2%	(18.6)	(17.6)	5.8%				(31.4)	(26.4)	18.9%
EBIT	41.2	36.0	14.7%	15.0	6.1	147.1%				35.6	29.3	21.6%
Depr. & Amort.	(9.0)	(9.3)	-3.4%	(7.5)	(7.0)	6.5%				(8.6)	(8.7)	-1.3%
EBITDA	50.2	45.2	11.0%	22.5	13.1	71.7%				44.2	38.0	16.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD &. Nanc and Others segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	2004	2003	%	2004	2003	%	2004	2003	%
Volumes (000 hl)	17,765	10,252	73.3%	3,622	n.a.	n.m.	98,272	84,310	16.6%
R$ million
Net Sales	1,922.1	1,046.1	83.7%	1,558.8	n.a.	n.m.	12,006.8	8,683.8	38.3%
COGS	(909.5)	(534.7)	70.1%	(502.4)	n.a.	n.m.	(4,780.5)	(4,044.2)	18.2%
Gross Profit	1,012.5	511.3	98.0%	1,056.4	n.a.	n.m.	7,226.3	4,639.6	55.8%
SG&A	(638.4)	(375.9)	69.8%	(556.1)	n.a.	n.m.	(3,611.3)	(2,333.5)	54.8%
EBIT	374.1	135.4	176.3%	500.3	n.a.	n.m.	3,615.0	2,306.1	56.8%
Depr. & Amort.	(177.5)	(121.5)	46.1%	(83.9)	n.a.	n.m.	(922.3)	(766.3)	20.3%
EBITDA	551.7	256.9	114.7%	584.3	n.a.	n.m.	4,537.3	3,072.5	47.7%
% of Total EBITDA	12.2%	8.4%		12.9%	n.m.		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.a.		100.0%	100.0%
COGS	-47.3%	-51.1%		-32.2%	n.a.		-39.8%	-46.6%
Gross Profit	52.7%	48.9%		67.8%	n.a.		60.2%	53.4%
SG&A	-33.2%	-35.9%		-35.7%	n.a.		-30.1%	-26.9%
EBIT	19.5%	12.9%		32.1%	n.a.		30.1%	26.6%
Depr. & Amort.	-9.2%	-11.6%		-5.4%	n.a.		-7.7%	-8.8%
EBITDA	28.7%	24.6%		37.5%	n.a.		37.8%	35.4%

Per Hectoliter (R$/hl)
Net Sales	108.2	102.0	6.0%	430.3	n.a.	n.m.	122.2	103.0	18.6%
COGS	(51.2)	(52.2)	-1.8%	(138.7)	n.a.	n.m.	(48.6)	(48.0)	1.4%
Gross Profit	57.0	49.9	14.3%	291.6	n.a.	n.m.	73.5	55.0	33.6%
SG&A	(35.9)	(36.7)	-2.0%	(153.5)	n.a.	n.m.	(36.7)	(27.7)	32.8%
EBIT	21.1	13.2	59.4%	138.1	n.a.	n.m.	36.8	27.4	34.5%
Depr. & Amort.	(10.0)	(11.9)	-15.7%	(23.2)	n.a.	n.m.	(9.4)	(9.1)	3.2%
EBITDA	31.1	25.1	23.9%	161.3	n.a.	n.m.	46.2	36.4	26.7%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD &. Nanc and Others segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	4Q04	4Q03%		4Q04	4Q03%

Net Sales	2,744	2,385	15.1%	4,504	2,810	60.3%
Cost of Goods Sold	(1,024)	(986)	3.9%	(1,671)	(1,182)	41.3%
Gross Profit	1,720	1,399	23.0%	2,833	1,628	74.1%
Gross Margin (%)	62.7%	58.7%		62.9%	57.9%

Selling and Marketing Expenses	(273)	(252)	8.3%	(698)	(333)	109.4%
% of sales	10.0%	10.6%		15.5%	11.9%
Direct Distribution Expenses	(219)	(190)	15.2%	(264)	(201)	31.3%
% of sales	8.0%	8.0%		5.9%	7.2%
General & Administrative	(111)	(91)	21.1%	(220)	(115)	91.3%
% of sales	4.0%	3.8%		4.9%	4.1%
Depreciation & Amortization	(120)	(107)	11.9%	(162)	(118)	37.8%
Total SG&A	(724)	(642)	12.8%	(1,345)	(767)	75.2%
% of sales	26.4%	26.9%		29.9%	27.3%

EBIT	996	757	31.5%	1,489	860	73.0%
% of sales	36.3%	31.8%		33.1%	30.6%

Provisions, Net	(183)	(105)	73.5%	(183)	(61)	197.7%
Other Operating (Expense)	197	(29)	n.m.	(104)	(37)	178.8%
Equity Income	-	-	n.m.	5	(2)	n.m.
Interest Expense	(104)	(233)	-55.3%	(163)	(251)	-35.1%
Interest Income	(61)	49	n.m.	(58)	47	n.m.
Net Interest Income (Expense)	(165)	(185)	-10.4%	(221)	(204)	8.0%
Non-Operating Income (Expense)	17	(82)	n.m.	(187)	(90)	108.5%
Income Before Taxes	862	356	141.9%	800	466	71.6%
Provision for Income Tax/Social Contrib.	(210)	(64)	227.9%	(281)	(32)	779.5%
Provision for Profit Sharing & Bonuses	(42)	17	n.m.	(60)	8	n.m.
Minority Interest	2	(1)	n.m.	1	(8)	n.m.

Net Income	612	308	98.7%	460	434	6.0%
% of sales	22.3%	12.9%		10.2%	15.4%

Depreciation and Amortization	169	173	-2.2%	284	206	37.9%
EBITDA	1,165	930	25.3%	1,773	1,067	66.2%
% of sales	42.5%	39.0%		39.4%	38.0%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	2004	2003	%	2004	2003	%

Net Sales	8,526	7,638	11.6%	12,007	8,684	38.3%
Cost of Goods Sold	(3,369)	(3,509)	-4.0%	(4,781)	(4,044)	18.2%
Gross Profit	5,157	4,128	24.9%	7,226	4,640	55.8%
Gross Margin (%)	60.5%	54.1%		60.2%	53.4%

Selling and Marketing Expenses	(834)	(628)	32.8%	(1,583)	(847)	86.9%
% of sales	9.8%	8.2%		13.2%	9.8%
Direct Distribution Expenses	(753)	(605)	24.5%	(869)	(649)	34.0%
% of sales	8.8%	7.9%		7.2%	7.5%
General & Administrative	(390)	(352)	10.8%	(618)	(418)	47.9%
% of sales	4.6%	4.6%		5.1%	4.8%
Depreciation & Amortization	(440)	(373)	18.1%	(542)	(420)	28.9%
Total SG&A	(2,417)	(1,958)	23.5%	(3,611)	(2,334)	54.8%
% of sales	28.3%	25.6%		30.1%	26.9%

EBIT	2,741	2,171	26.3%	3,615	2,306	56.8%
% of sales	32.1%	28.4%		30.1%	26.6%

Provisions, Net	(259)	(232)	11.6%	(260)	(188)	38.4%
Other Operating (Expense)	116	(231)	n.m.	(421)	(240)	75.3%
Equity Income	-	-	n.m.	6	(6)	n.m.
Interest Expense	(979)	(447)	119.2%	(1,116)	(509)	119.3%
Interest Income	325	554	-41.4%	339	602	-43.6%
Net Interest Income (Expense)	(654)	108	n.m.	(776)	93	n.m.
Non-Operating Income (Expense)	(130)	(80)	61.2%	(334)	(101)	231.6%
Income Before Taxes	1,813	1,736	4.5%	1,829	1,864	-1.9%
Provision for Income Tax/Social Contrib.	(322)	(454)	-29.1%	(512)	(426)	20.1%
Provision for Profit Sharing & Bonuses	(123)	(14)	762.9%	(152)	(24)	543.8%
Minority Interest	11	6	86.5%	(4)	(3)	31.7%

Net Income	1,379	1,273	8.3%	1,162	1,412	-17.7%
% of sales	16.2%	16.7%		9.7%	16.3%

Depreciation and Amortization	661	645	2.5%	922	766	20.3%
EBITDA	3,401	2,816	20.8%	4,537	3,072	47.7%
% of sales	39.9%	36.9%		37.8%	35.4%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED BALANCE SHEET

Corporate Law R$ 000	AmBev Brazil		AmBev Consolidated
	Dec 2004	Sep 2004	Dec 2004	Sep 2004
ASSETS
Cash	53,477	634,059	1,290,951	710,153
Marketable Securities	1,104,965	590,756	214,499	622,552
Non-realized gains with Derivatives	-	-	-	-
Accounts Receivable	645,459	420,317	1,360,028	845,922
Inventory	839,652	624,624	1,380,961	1,060,271
Associated	-	-	-	-
Recoverable Taxes	563,957	325,648	654,293	410,422
Accounts in Advance	23,496	28,283	30,437	37,158
Prepaid Expenses	203,290	93,996	205,865	95,977
Dividend Receivable	-	-	-	-
Other	112,773	95,539	242,659	248,979

Total Current Assets	3,547,069	2,813,222	5,379,692	4,031,433

Recoverable Taxes	2,235,741	2,132,678	2,216,574	2,018,094
Receivable from Employees/Financed Shares	174,364	191,193	175,181	192,048
Deposits/Other	693,505	726,193	1,214,700	1,260,305

Total Long-Term Assets	3,103,610	3,050,064	3,606,455	3,470,447

Investments	16,611,592	16,557,470	18,204,610	18,537,820
Property, Plant & Equipment	2,805,928	2,811,429	5,531,665	5,473,406
Deferred	241,291	227,705	294,145	261,147

Total Permanent Assets	19,658,811	19,596,604	24,030,419	24,272,373

TOTAL ASSETS	26,309,490	25,459,890	33,016,566	31,774,253

LIABILITIES
Short-Term Debt	953,622	772,267	3,443,124	1,487,698
Accounts Payable	483,832	380,596	1,047,649	807,140
Sales & Other Taxes Payable	705,354	473,720	1,009,532	686,918
Dividend Payable	997,062	503,408	997,062	503,408
Salaries & Profit Sharing Payable	219,509	216,429	378,271	265,157
Income Tax, Social Contribution, & Other	413,568	159,399	624,342	686,871
Other	654,009	332,254	1271,705	847,370

Total Current Liabilities	4,426,956	2,838,071	8,771,685	5,284,562

Long-Term Debt	3,222,781	3,503,885	4,367,597	6,210,725
Accounts Payable	-	-	-	-
Income Tax & Social Contribution	37,569	54,659	138,458	55,299
Deferred Sales Tax (ICMS)	275,695	254,719	275,695	254,719
Provision for Contingencies	1,427,335	1,247,502	1,470,951	1,292,351
Pension Funds Provision	78,086	74,502	78,086	74,502
Other	(2,712)	2,587	719,767	693,107

Total Long-Term Liabilities	5,038,755	5,137,854	7,050,555	8,580,703

TOTAL LIABILITIES	9,465,710	7,975,925	15,822,240	13,865,265

MINORITY INTEREST	152,923	159,255	218,506	272,341

Paid in Capital	4,585,238	4,606,161	4,742,804	4,742,803
Reserves and Treasury shares	12,633,971	13,000,919	12,781,529	13,176,214
Retained Earnings	(528,353)	(282,370)	(548,515)	(282,370)

SHAREHOLDERS'EQUITY	16,690,856	17,324,710	16,975,818	17,636,647

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	26,309,490	25,459,890	33,016,564	31,774,253

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 4Q04
Cash Flows from Operating Activities
Net income	459,732
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	297,133
Contingencies and liabilites associated with	-
tax disputes, including interest	183,023
Financial charges on contingencies	12,314
(Gain) loss on disposal of PP&E, net	43,447
Financial charges on stock option plan	(7,004)
Discount in debt settlement	(21,926)
Financial charges on taxes and contributions	(6,919)
Equity income	(4,865)
Financial charges on long-term debt	(66,272)
Provision for losses in inventory and other assets	-
Provision for reestructuring	189,191
Deferred income tax (benefit) expense	(226,141)
Foreign exchange holding effect on assets abroad	(328,119)
Forex variations and unrealized gains on marketable securities	41,643
(Gains) losses on participation on related companies	(43,986)
Amortization of goodwill	422,152
Minority interest	(792)
(Increase) decrease in assets
Trade accounts receivable	(250,216)
Sales taxes recoverable	(263,106)
Inventories	(349,922)
Prepaid expenses	(108,094)
Receivables and other	44,172
(Decrease) increase in liabilites
Suppliers	283,854
Payroll, profit sharing and related charges	32,389
Income tax, social contribution, and other taxes payable	423,652
Cash used for contingencies and legal proceedings	(16,861)
Other	339,225

Net Cash Provided by Operating Activities	1,077,705

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	17,029
Marketable securities withdrawn (investment)	359,403
Collateral securities and deposits	7,879
Quinsa's share buyback program	(2,102)
Investments in afffiliated companies	(41,019)
Property, plant and equipment	(602,317)
Cash from first time consolidation of subsidiary	-
Payment for deferred asset	(48,481)

Net Cash Provided (Used) in Investing Activities	(309,608)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	23,719
Dividends, interest distribution and capital decrease paid	(311,172)
Repurchase of shares in treasury	(294,175)
Increase in debt	3,029,312
Payment of debt	(2,613,060)
Increase in paid-in capital/Variation in minority interest	(20,890)

Net Cash Provided (Used) in Financing Activities	(186,267)

Foreign Exchange Variations on Cash	(971)

Subtotal	580,859

Cash and cash equivalents, beginning of period	710,094
Cash and cash equivalents, end of period	1,290,951
Net increase in cash and cash equivalents	580,857

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 2004
Cash Flows from Operating Activities
Net income	1,161,533
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	933,155
Contingencies and liabilites associated with	-
tax disputes, including interest	260,166
Financial charges on contingencies	49,838
(Gain) loss on disposal of PP&E, net	116,348
Financial charges on stock option plan	(41,916)
Discount in debt settlement	(21,926)
Financial charges on taxes and contributions	(5,072)
Equity income	(5,644)
Financial charges on long-term debt	329,185
Provision for losses in inventory and other assets	(6,454)
Provision for reestructuring	182,716
Deferred income tax (benefit) expense	(228,802)
Foreign exchange holding effect on assets abroad	(355,581)
Forex variations and unrealized gains on marketable securities	37,106
(Gains) losses on participation on related companies	80,797
Amortization of goodwill	803,619
Minority interest	3,770
(Increase) decrease in assets
Trade accounts receivable	(141,408)
Sales taxes recoverable	(241,778)
Inventories	(210,012)
Prepaid expenses	(79,388)
Receivables and other	(67,912)
(Decrease) increase in liabilites
Suppliers	110,016
Payroll, profit sharing and related charges	188,469
Income tax, social contribution, and other taxes payable	255,223
Cash used for contingencies and legal proceedings	(88,026)
Other	400,659

Net Cash Provided by Operating Activities	3,418,680

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	52,933
Marketable securities withdrawn (investment)	1,322,221
Collateral securities and deposits	27,232
Quinsa's share buyback program	(179,254)
Investments in afffiliated companies	(170,282)
Property, plant and equipment	(1,273,745)
Cash from first time consolidation of subsidiary	433,630
Payment for deferred asset	(101,935)

Net Cash Provided (Used) in Investing Activities	110,801

Cash Flows from Financing Activites
Advances to employees for purchase of shares	103,157
Dividends, interest distribution and capital decrease paid	(602,907)
Repurchase of shares in treasury	(1,609,611)
Increase in debt	6,152,180
Payment of debt	(7,466,484)
Increase in paid-in capital/Variation in minority interest	(28,422)

Net Cash Provided (Used) in Financing Activities	(3,433,895)

Foreign Exchange Variations on Cash	(740)

Subtotal	94,846

Cash and cash equivalents, beginning of period	1,196,103
Cash and cash equivalents, end of period	1,290,951
Net increase in cash and cash equivalents	94,848

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.